Exhibit 2.1

TRANSATLANTIC PETROLEUM LTD.

and

STREAM OIL & GAS LTD.

ARRANGEMENT AGREEMENT

September 2, 2014

- i -

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of September 2, 2014,

AMONG:

TRANSATLANTIC PETROLEUM LTD., a corporation existing under the laws of Bermuda (the “Purchaser”)

- and -

STREAM OIL & GAS LTD., a corporation existing under the laws of British Columbia (the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons, acting jointly or in concert, other than the Purchaser relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the assets or contributing 20% or more of the revenue of the Company or the Company Subsidiary or of 20% or more of the voting, equity or other securities of the Company or Company Subsidiary (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, issuer bid, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities or other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or Company Subsidiary; (iii) any plan of arrangement, merger, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or Company Subsidiary; or (iv) any other transaction, the consummation of which would or could reasonably be expected to materially impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or may reasonably be expected to materially reduce the benefits to the Purchaser under this Agreement or the Arrangement.

“affiliate” has the meaning given thereto in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

“Agreement”, “herein”, “hereof”, “hereto” and similar expressions mean and refer to this arrangement agreement (including the Schedules hereto as may be amended, modified or supplemented).

“Albanian Approval” has the meaning given thereto in the Plan of Arrangement.

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and/or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Common Shareholders, substantially in the form set out in Schedule B.

“associate” has the meaning given thereto in the Securities Act (British Columbia).

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning given thereto in Section 2.3(2).

“Breaching Party” has the meaning given thereto in Section 4.9(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Dallas, Texas, Calgary, Alberta or Vancouver, British Columbia.

“Change in Recommendation” means, with respect to the Company and/or the Board, the withdrawal, amendment, modification, or public proposal or statement of an intention to withdraw, amend, modify or qualify, the Board Recommendation or the endorsement or recommendation, or public proposal or statement of intention to accept, approve, endorse or recommend any Superior Proposal.

“Collective Agreements” means all collective bargaining agreements or union agreements currently applicable to the Company and all related documents, including letters of understanding, letters of intent and other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Stream Oil & Gas Ltd., a corporation existing under the BCBCA.

“Company Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Company and the Company Subsidiary.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Common Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means a disclosure letter, in form and substance acceptable to the Purchaser, which will be delivered by the Company to the Purchaser in accordance with Section 4.2(4) hereof by no later than September 8, 2014.

“Company Employees” means the officers, employees and independent contractors of the Company or the Company Subsidiary.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since November 30, 2012.

“Company Leases” has the meaning given thereto in Section 28 of Schedule C.

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order and this Agreement to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan, as listed in Section C(6) of the Company Disclosure Letter.

“Company Securityholders” means, collectively, the Common Shareholders and the holders of Company Options.

“Company Subsidiary” means Stream Oil & Gas Ltd., a company incorporated under the laws of the Cayman Islands.

“Company Wells” has the meaning given thereto in Section (32) of Schedule C.

“Company’s Constating Documents” means the Company’s notice of articles and articles and all amendments thereto.

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c.C-34, as amended.

“Confidentiality Agreement” means the confidentiality agreement dated June 12, 2014 between the Company and Purchaser.

“Consideration” means the consideration to be received by the Common Shareholders for each Common Share held, as described in the Plan of Arrangement.

“Contingent Payment Deadline” has the meaning given thereto in the Plan of Arrangement.

“Contingent Payment Event” has the meaning given thereto in the Plan of Arrangement.

“Contingent Share Right” has the meaning given thereto in the Plan of Arrangement, and is subject to all rights and adjustments set out in the Plan of Arrangement.

“Contract” means any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which the Company or Company Subsidiary is a party or by which either of them is bound or affected or to which any of their properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Data Room” means the virtual data room established by the Company or by the Financial Advisors on the Company’s behalf as at 5:00 p.m. on September 1, 2014, the index of documents of which will be appended to the Company Disclosure Letter.

“Deloitte Report” means the independent reserves assessment and evaluation of the oil and gas properties of Company prepared by Deloitte LLP (who previously operated as AJM Petroleum Consultants) for the period ended November 30, 2013.

“Depositary” means Computershare Investors Services Inc.

“Disclosing Party” has the meaning given thereto in Section 4.6(1).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company, Company Subsidiary, Company Employees or former Company Employees, which are maintained by or binding upon the Company or Company Subsidiary or in respect of which either of them has any actual or potential liability.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange” means the TSX Venture Exchange.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of this Agreement, the Consideration to be received by the Common Shareholders is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, and consistent with Section 2.4, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Troy Valuations Inc.

“Financing Related Termination Fee” has the meaning given thereto in Section 8.2(3).

“Financing Relating Termination Fee Event” have the meaning given thereto in Section 8.2(3).

“GAAP” means, for the Company, IFRS and, for the Purchaser, generally accepted accounting principles in the United States.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign including, without limitation, the SEC and any Securities Authority, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the Exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“IFRS” means International Financial Reporting Standards applied on a consistent basis.

“Indemnified Persons” has the meaning given thereto in Section 8.7(1).

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions, improvements, trade secrets, know-how, methods, processes, designs, technology, technical data and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court concerning the Arrangement pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp.), as amended.

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning given thereto in Section 5.4(1)(d).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, prospects, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), production or cash flows (and in the case of production or cash flows, excluding Ordinary Course or seasonal variations) of the Company and the Company Subsidiary, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any matter which has prior to the date hereof, been publicly disclosed in the Company Filings;

(b)	any change affecting the oil and gas industry as a whole;

(c)	any change in currency exchange, interest or inflation rates or commodity, securities or general economic, financial or credit market conditions in Canada or elsewhere;

(d)	changes in the market price of crude oil, natural gas or related hydrocarbons;

(e)	any matter which has been expressly disclosed by the Company in the Company Disclosure Letter to the extent and magnitude contemplated by such disclosure;

(f)	the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production or petroleum substances (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(g)	any actions taken (or omitted to be taken) by the Company that is consented to by the Purchaser expressly in writing;

(h)	any action taken by the Company that is required or permitted pursuant to this Agreement including any steps taken pursuant to Section 2.14, Section 4.4 or Section 4.7;

(i)	any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(j)	or relating to any generally applicable change in applicable laws or regulations or in applicable accounting principles; or

(k)	or attributable to the announcement of pendency of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that (i) with respect to clauses (b) through to and including (d), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), production or cash flows of the Company relative to other comparable companies and entities operating in the oil and gas industry generally; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $500,000 individually or $1,000,000 in the aggregate; (iii) restricting the incurrence of indebtedness by the Company or the Company Subsidiary (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or Company Subsidiary, or restricting the payment of dividends by the Company or Company Subsidiary; (iv) that creates an exclusive dealing arrangement or right of first offer or refusal, other than joint operating agreements, bidding agreements and other industry standard agreements entered into in the Ordinary Course, in each case, which do not create any material exclusive dealing arrangement or right of first offer or refusal; (v) that is a Collective Agreement or other agreement with a union; (vi) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $250,000; (vii) that limits or restricts in any material respect (A) the ability of the Company or Company Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or Company Subsidiary may sell products or deliver services; (viii) that requires the consent of any other party to the Contract to a change in control of the Company or Company Subsidiary; (ix) that involves hedging or derivatives arrangements; (x) that relating to the sale of oil or natural gas.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning given thereto under Securities Laws.

“Money Laundering Laws” has the meaning given thereto in Section (59) of Schedule C.

“Named Executive Officers” means Sotirios Kapotas, Arian Tartari, Paul Plater and Mike Berezowski.

“NI 45-102” means National Instrument 45-102 – Resale of Securities, of the Canadian Securities Administrators.

“officer” has the meaning given thereto in the Securities Act (British Columbia).

“OHSL” has the meaning given thereto in Section 48(f) of Schedule C.

“Ordinary Course” means, with respect to an action taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company. For greater certainty, the factoring of oil production shall not be considered to be Ordinary Course for the Company.

“Outside Date” means December 31, 2014.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent;

(b)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Stream Interests;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by Law;

(d)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those liens relate to costs and expenses for which payment is not due;

(e)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit forming part of the Company Assets, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(f)	the reservations, limitations, provisos and conditions in any original grant from the applicable Governmental Entity of any of the lands forming part of the Company Assets, or interests in them and statutory exceptions to title;

(g)	the right of general application reserved to or vested in any Governmental Entity to levy taxes on petroleum and natural gas substances or the revenue from them, and governmental restrictions on production rates or on the operation of any property or otherwise affecting the value of any property;

(h)	rights reserved or vested in any Governmental Entity to control or regulate the Company Assets in any manner; and

(i)	Liens disclosed in the Company Disclosure Letter.

“Permitted Financing” has the meaning given thereto in Section 2.14.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and/or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning given thereto in Section 4.7(1).

“Purchaser” means TransAtlantic Petroleum Ltd., a corporation incorporated under the laws of Bermuda.

“Purchaser Closing Shares” has the meaning given thereto in the Plan of Arrangement;

“Purchaser Contingent Shares” has the meaning given thereto in the Plan of Arrangement;

“Purchaser Contract” means any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which the Purchaser or any of its subsidiaries is a party or by which any of them is bound or affected or to which any of their properties or assets is subject.

“Purchaser Filings” means all documents publicly filed by or on behalf of the Purchaser on SEDAR or with the SEC since November 30, 2012.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, prospects, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), production or cash flows (and in the case of production or cash flows, excluding Ordinary Course or seasonal variations) of the Purchaser and its subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any matter which has prior to the date hereof, been publicly disclosed in the Purchaser Filings;

(b)	any change affecting the oil and gas industry as a whole;

(c)	any change in currency exchange, interest or inflation rates or commodity, securities or general economic, financial or credit market conditions in Canada, the United States or elsewhere;

(d)	changes in the market price of crude oil, natural gas or related hydrocarbons;

(e)	the failure of the Purchaser to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production or petroleum substances (it being understood that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(f)	any actions taken (or omitted to be taken) by the Purchaser that is consented to by the Company expressly in writing;

(g)	any action taken by the Purchaser that is required or permitted pursuant to this Agreement;

(h)	any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(i)	any general social or political unrest, terrorist act or war impacting entities carrying on business in the Middle East;

(j)	or relating to any generally applicable change in applicable laws or regulations or in applicable accounting principles; or

(k)	or attributable to the announcement of pendency of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that (i) with respect to clauses (b) through to and including (d), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), production or cash flows of the Purchaser relative to other comparable companies and entities operating in the oil and gas industry generally; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Material Contract” means any Purchaser Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Purchaser Material Adverse Effect

“Purchaser Option Shares” means the shares of common stock of the Purchaser which are issued to holders of Company Options pursuant to Section 2.10.

“Purchaser Shares” means shares of common stock of the Purchaser which are issued to Common Shareholders as part of the Consideration under the terms of the Arrangement.

“Purchaser Sub” means a direct or indirect wholly-owned subsidiary of the Purchaser which is designated in writing by the Purchaser prior to the Effective Time to be the Purchaser Sub hereunder.

“Recipient” has the meaning given thereto in Section 4.6(1).

“Registrar” means the Registrar of Corporations duly appointed pursuant to Section 300 of the BCBCA.

“Regulatory Approvals” means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity (including, without limitation, Government Entities in Albania), or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required or advisable under Laws in connection with the Arrangement.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” has the meaning given thereto in Section 5.1(1).

“Reserves Disclosure” means the disclosure relating to the Company’s reserves: (i) contained in the Company’s annual information form for the year ended November 30, 2013 and dated March 31, 2014; and (ii) in the Company’s revised Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information – Revised for the period ended November 30, 2013 and dated April 29, 2014.

“Reserves Information” means the estimates of the Company’s reserves as at November 30, 2013 and the estimates of future net revenue described in the Reserves Disclosure.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the Exchange and the applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Stock Option Plan” means the Company’s existing stock option plan, as amended to the date hereof.

“Stream Interests” has the meaning given thereto in Section 28 of Schedule C.

“Subsidiary” has the meaning given thereto in the Securities Act (British Columbia).

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this Agreement: (i) to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis; (ii) that complies with Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and the Company; (iii) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (v) that is not subject to any due diligence and/or access condition; and (vi) in respect of which the Board and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning given thereto in Section 5.4(1)(b).

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Technology” has the meaning given thereto in Section (43) of Schedule C.

“Terminating Party” has the meaning given thereto in Section 4.9(3).

“Termination Fee” has the meaning given thereto in Section 8.2(2).

“Termination Fee Event” has the meaning given thereto in Section 8.2(2).

“Termination Notice” has the meaning given thereto in Section 4.9(3).

“Transferred Information” has the meaning given thereto in Section 4.6(1).

“United States” means the United States of America, its territories and possessions, and any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“willful breach” means a material breach that is a consequence of any act undertaken by the Breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

“WTO Investor” has the meaning given to that term at subsection 14.1(6) of the Investment Canada Act.

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of the Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to “dollars” or to “$” are references to Canadian dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “made available” means (i) copies of the subject materials were included in the Data Room, (ii) copies of the subject materials were provided to the Purchaser or its advisors, or (iii) the subject material is listed in the Company Disclosure Letter and copies were provided to the Purchaser by the Company if requested.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings given to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of Dr. Sotirios Kapotas, Mike Berezowski, Terry Horkoff, Paul Plater, Arian Tartari and Fatbardh Ademi, after due inquiry. Where any representation, warranty or other provision of this Agreement is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the actual knowledge of Malone Mitchell, Matt McCann, Wil Saqueton, James Huling, and Todd Dutton, after due inquiry.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

(8)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(10)	Time References. References to time are to local time in Vancouver, British Columbia on the relevant date.

(11)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(2)	that the required level of approval for the Arrangement Resolution shall be:

(a)	two-thirds of the votes cast on such resolution by Common Shareholders present in person or represented by proxy at the Company Meeting; and

(b)	if required under Law, by a majority of the votes cast by Common Shareholders present in person or represented by proxy at the Company Meeting, excluding the votes of those Persons whose votes are required to be excluded under MI 61-101;

(3)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, in respect of shareholder’s meetings, shall apply in respect of the Company Meeting;

(4)	for the grant of the Dissent Rights to those Common Shareholders who are registered Common Shareholders as contemplated in the Plan of Arrangement;

(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(7)	that the record date for the Common Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Law; and

(8)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

In seeking the Interim Order, the Company shall advise the Court that it is the Purchaser’s intention to rely upon the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchasers Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

Section 2.3	The Company Meeting

(1)	The Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable (and the Company will use all reasonable commercial efforts to do so on or before October 15, 2014), and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under Securities Laws, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 2.3(1)(h) or Section 5.4(5), or as required for quorum purposes (in which case, the Company Meeting, shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity;

(b)	subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably and at the expense of the Purchaser, using proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm, as requested from time to time by the Purchaser;

(d)	consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting and give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)	promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Common Shareholders. The Company shall not settle or compromise or agree to settle or compromise any such claims without the prior written consent of the Purchaser, not to be unreasonably withheld;

(g)	not change the record date for the Common Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

(h)	if the Company Meeting is to be held during a Matching Period, at the request of Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five Business Days prior to the Outside Date.

(2)	Subject to the Purchaser’s compliance with Section 2.3(5), the Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Common Shareholder and other Persons as required by the Interim Order and Law, in each case using all reasonable commercial efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3(1).

(3)	The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any Misrepresentation (other than required disclosure relating to the Purchaser, which shall be provided by the Purchaser pursuant to Section 2.3(5)) and provides the Common Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a written copy of the Fairness Opinion; (ii) a statement that the Board has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and recommends that Common Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (iii) a statement that each director and executive officer of the Company intends to vote all of such individual’s Common Shares in favour of the Arrangement Resolution.

(4)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(5)	The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation.

(6)	The Company shall promptly notify the Purchaser if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Common Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.4 Final Order

If:

(a)	the Interim Order is obtained; and

(b)	the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order,

the Company shall use commercially reasonable efforts to take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the later of the date the Arrangement Resolution is passed at the Company Meeting.

Section 2.5 Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall use commercially reasonable efforts to diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any such information required to be supplied by the Purchaser and included in such material and any other matters contained therein. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order.

Subject to Laws, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement.

Section 2.6 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set out in Section 3(a)(10) thereunder. In order to assure the availability of such exemption and to facilitate the Purchaser’s compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchaser Shares based upon the Courts approval of the Arrangement;

(c)	prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Circular together with any other documents required by Law in connection with the Company Meeting;

(d)	the Court will be asked to satisfy itself as the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who will be entitled to receive Purchaser Shares pursuant to the Arrangement;

(e)	the Company will ensure that each Person entitled to receive Purchaser Shares under the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing sufficient information necessary for such Persons to exercise that right;

(f)	the Company will ensure that there are no improper impediments to the appearance at the hearing of each Person entitled to receive Purchaser Shares under the Arrangement;

(g)	all Persons entitled to receive Purchaser Shares will be advised that such Purchaser Shares have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption from such registration requirements set out in Section 3(a)(10) of the U.S. Securities Act; and

(h)	the Final Order will expressly state that the Arrangement, including its terms and conditions, are fair to all Persons entitled to receive Purchaser Shares under the Arrangement.

Section 2.7 Employment Matters

(1)	Unless otherwise agreed in writing between the Parties, the Purchaser covenants and agrees, and after the Effective Time will cause the Company and any successor to the Company to covenant and agree, that the Company Employees, unless their employment is terminated, shall be provided with compensation not less than, and benefits that are, in the aggregate, no less favourable than, those provided to such Company Employees immediately prior to the Effective Time.

(2)	The Purchaser covenants and agrees, and after the Effective Time will cause the Company and any successor to the Company, to honor and pay to Company Employees the amounts set out in Schedule 2.7 of the Company Disclosure Letter and to honor and comply in all material respects with the terms of all existing change of control agreements and employment and severance obligations of the Company, as such agreements and obligations may be amended prior to the Effective Time in compliance with the terms hereof, and all obligations of the Company under the Employee Plans.

Section 2.8 Effective Date

(1)	The Effective Date shall occur on the date on which the Purchaser and the Company agree in writing that the Arrangement is to be effective in accordance with its terms or, in the absence of such written agreement, on the date which is five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement. The Arrangement shall become effective at the Effective Time on the Effective Date and from that time shall have all of the effects provided by applicable Law.

(2)	The closing of the Arrangement will take place at the offices of legal counsel to the Company, Borden Ladner Gervais LLP, in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

Section 2.9 Payment of Consideration

The Purchaser shall, prior to the Effective Time, provide the Depositary with sufficient Purchaser Shares to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the aggregate Consideration per Common Share payable at the Effective Time as provided in the Plan of Arrangement.

Section 2.10 Equity Based Awards

The Parties agree that the Company Options will be dealt with in accordance with the provisions of the Stock Option Plan which govern all outstanding Company Options and that, pursuant to such Stock Option Plan, any Company Options outstanding after the Effective Time will, upon due exercise in accordance with the terms governing such Company Options, entitle the holder thereof to receive the appropriate number of Purchaser Option Shares in lieu of Common Shares as contemplated by Section 11.1(b) of the Stock Option Plan. Without limiting the generality of the foregoing and for greater certainty, upon exercise of a Company Option, the holder thereof will be entitled to receive in lieu of each Common Share:

(a)	the Purchaser Closing Shares; and

(b)	if, at the time of the exercise of the Company Option,:

(i)	the Contingent Payment Deadline has not passed and a Contingent Payment Event has not occurred, one (1) Contingent Share Right; or

(ii)	the Contingent Payment Event has occurred on or before the Contingent Payment Deadline, the Purchaser Contingent Shares; or

(iii)	the Contingent Payment Deadline has passed and a Contingent Payment Event has not occurred, no further securities.

Section 2.11 Withholding Taxes

The Purchaser, the Purchaser Sub, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.12 List of Shareholders

At the reasonable request and expense of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of the registered Common Shareholders, together with their addresses and respective holdings of Common Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Company Options) and a list of non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Common Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.13 Purchaser Guarantee

The Purchaser hereby unconditionally and irrevocably guarantees in favour of the Company the due and punctual performance by the Purchaser Sub of the Purchaser Sub’s obligations under the terms of the Plan of Arrangement. The Purchaser hereby agrees that the Company shall not have to proceed first against the Purchaser Sub in respect of any such matter before exercising its rights under this guarantee against the Purchaser and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

Section 2.14 Permitted Company Debt Financing

Notwithstanding any other provision hereof, the Parties acknowledge that between the date hereof and the date which is the earlier of the date on which Common Shareholders vote on the proposed Plan of Arrangement at the Company Meeting and the date on which this Agreement is terminated, the Company may continue to pursue three alternatives for debt financing, which could include the issuance of Common Shares or securities convertible into Common Shares as follows:

(a)	a Norwegian bond offering for up to US$60 million;

(b)	a US$40-55 million debt facility secured by the Company’s reserves; or

(c)	a convertible note financing with Viking International Ltd., provided that conversion of the note would only be permitted if the Arrangement was not completed and this Agreement was terminated.

Such potential transactions are referred to herein as “Permitted Financings”. The Parties agree that the following rules shall apply in respect of the Permitted Financings:

(d)	the pursuit by the Company of any Permitted Financing shall be deemed not to violate any of the covenants of the Company contained herein and the Purchaser shall be deemed to have consented to the Company’s ability to pursue and negotiate the terms of either Permitted Financing notwithstanding any other provision hereof;

(e)	the Company shall consult regularly with the Purchaser regarding the status of such negotiations and shall permit the Purchaser to review and comment on any definitive documentation relating to a Permitted Financing;

(f)	under no circumstances shall a Permitted Financing contain change of control provisions or similar provisions that would be triggered by the Arrangement or any other provisions that would have an adverse effect on the Arrangement;

(g)	the maximum professional fees payable by the Company in connection with any actions permitted by this Section 2.14 shall be US$250,000, excluding any success fees (brokerage, finders, etc.) payable only upon closing of a Permitted Financing;

(h)	in the event that, prior to the Effective Date, the Company enters into one of the Permitting Financings:

(i)	if the Company’s total cost of financing under the terms of such Permitting Financing exceeds 10% per annum, then the Parties agree that they will amend the terms of the Arrangement such that the total Consideration payable to Common Shareholders would be reduced by an amount equal to the difference between: (i) the actual cost of financing to the Company under the terms of Permitted Financing over the term of such Financing; and (ii) an amount calculated as if the total cost of financing to the Company was equal to 10% per annum over the term of such Permitted Financing. For greater certainty, if the Company’s total cost of financing for such Permitted Financing is equal to or less than 10% per annum, no adjustments will be made to the terms of the Arrangement; and

(ii)	if such Permitting Financing contemplates the issuance of any Common Shares or securities convertible into Common Shares, the parties shall adjust the Consideration payable for each Common Share under the Arrangement such that the Purchaser still acquires all outstanding Common Shares (assuming full exercise of any securities convertible into Common Shares) but the total Consideration payable in respect of all Common Shares shall be the same as that contemplated by the Plan of Arrangement as of the date of this Agreement;

(i)	if any adjustments to the amount of the Consideration is required under Section 2.14(h): (i) the amount of such adjustments shall be allocated between the Purchaser Closing Shares and the Purchaser Contingent Shares delivered in respect of each Common Share on a pro rata basis; and (ii) the Parties will execute and deliver all such documents, and take all such additional steps as may be necessary or advisable in order to implement such adjustments to the Consideration including amending the terms of this Agreement and the terms of the Plan of Arrangement; and

(j)	notwithstanding any other provision of this Section 2.14 (including, without limitation, the adjustment provisions of Section 2.14(h)), during a period which begins on the date on which the Purchaser notifies the Company that it is satisfied with the results of its due diligence investigations under Section 6.2(5) and ends on the date which is the later of: (i) the date which is 15 days after the date of the Company Meeting; and (ii) October 31, 2014, the Company may not enter into any definitive agreement relating to a Permitted Financing without the prior written consent of the Purchaser, which consent may be given or withheld in the sole discretion of the Purchaser and, in the event such consent is given, for greater certainty, the remaining provisions of this Section 2.14 (including the adjustment provisions of Section 2.14(h)) will continue to apply to any such Permitted Financing.

Section 2.15 Named Executive Officers

Except as disclosed in the Company Disclosure Letter, the Purchaser shall not alter the terms of the employment or engagement of the Named Executive Officers from the Effective Date up to and including the Contingent Payment Deadline. In addition, and except as otherwise disclosed in the Company Disclosure Letter, the Purchaser will cause the Company to extend the employment or engagement of any Named Executive Officer whose employment or engagement agreement expires prior to the Contingent Payment Deadline such that the employment or engagement agreement continues until the Contingent Payment Deadline and otherwise contains the same terms and conditions previously set out in such agreement. Without limiting the generality of the foregoing, and for greater certainty, except as otherwise disclosed in the Company Disclosure Letter, the Purchaser shall ensure that the Company does not terminate the employment or engagement of the Named Executive Officers without cause prior to the Contingent Payment Deadline. This Section 2.15 is intended for the benefit of holders of Contingent Share Rights so that the Named Executive Officers will continue to pursue the Albanian Approval on behalf of the Company from the Effective Date up to and including the Contingent Payment Deadline. The Purchaser shall ensure that the Company permits the Named Executive Officers to seek the Albanian Approval on terms consistent with past negotiations. Nothing in this Section 2.15 shall prevent the Company from terminating any of the Named Executive Officers for cause.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as set forth in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Company that are contained in the corresponding section of this Agreement), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(3)	The Company shall be permitted to include an express cross-reference to an item in the Company Filings in the Company Disclosure Letter provided that the disclosure in the Company Filings that is expressly cross-referenced is meaningful and not misleading and further provided that no qualification or disclosure shall include any reference to any forward-looking information or anything in the risk factors section of the Company Filings or similar language contained therein.

(4)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser

(1)	The Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company

(1)	The Company (and for purposes of this Article 4, the “Company” includes the Company and the Company Subsidiary) covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the express prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), (ii) as required or specifically permitted by this Agreement or disclosed in the Company Disclosure Letter, or (iii) as required by Law, the Company shall conduct its business in the Ordinary Course, in a proper and prudent manner and in accordance with good industry practice and Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, the Company Assets), properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company has business relations and to perform and comply with all of its obligations under the Material Contracts and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), as required or permitted by this Agreement (and, in particular, Section 2.14 of this Agreement), as required by Law or as contemplated by the Company Disclosure Letter, the Company shall not directly or indirectly:

(a)	amend the Company’s Constating Documents;

(b)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property);

(c)	adjust, split, combine or reclassify any shares of the Company or amend or modify the terms of any of its securities;

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company;

(e)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options;

(f)	acquire, directly or indirectly, in one transaction or in a series of related transactions, and only after providing the Purchaser with advance notice in writing, any assets, properties or interests (i) having a cost, on a per transaction or series of related transactions basis, in excess of $250,000 and subject to a maximum of $500,000 for all such transactions, or (ii) if such acquisition would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(g)	reorganize, amalgamate or merge the Company;

(h)	reduce the stated capital of the Common Shares;

(i)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company;

(j)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company or any interest in any assets of the Company having a value on a per transaction basis greater than $250,000 and subject to a maximum of $500,00 for all such transactions, and only after providing the Purchaser with advance notice in writing, other than production and inventory sold in the Ordinary Course;

(k)	make any capital expenditure or commitment in excess of $250,000 in aggregate, provided that such limitation shall not apply to the Company’s planned drilling program at the Delvina D34H1 site;

(l)	other than as set forth in the Company Disclosure Letter, make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(m)	knowingly take any action or knowingly permit inaction or knowingly enter into any transaction or series of related transactions that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates and other non-depreciable capital property owned by the Company on the date hereof, upon an amalgamation or winding-up of the Company (or any of its successors);

(n)	except in connection with customary cash management activities, make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, any other Person;

(o)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof other than: (i) in connection with the refinancing of indebtedness outstanding on the date hereof in the Ordinary Course; (ii) in connection with advances in the Ordinary Course under the Company’s existing credit facilities; or (iii) indebtedness entered into in the Ordinary Course or in connection with the Arrangement; provided that any indebtedness created, incurred, refinanced, assumed or for which the Company becomes liable in accordance with (i) to (iii) shall be prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs);

(p)	other than as set forth in the Company Disclosure Letter, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(q)	make any bonus or profit sharing distribution or similar payment of any kind;

(r)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP;

(s)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees;

(t)	except as required by Law or as set forth in the Company Disclosure Letter: (i) increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee or any director of the Company; (ii) increase the benefits payable under any existing severance or termination pay policies with any Company Employee or any director of the Company; (iii) increase the benefits payable under any employment agreements with any Company Employee or any director of the Company (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in the Ordinary Course); (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee or any director of the Company (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in the Ordinary Course); or (v) increase compensation, bonus levels or other benefits payable to any Company Employee or any director of the Company (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in the Ordinary Course);

(u)	except as required by Law, adopt any new Employee Plan or any amendment or modification of an existing Employee Plan;

(v)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(w)	other than as set forth in the Company Disclosure Letter, commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $100,000 individually or $250,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement or materially restrict or adversely impact the Company’s operations or reduce the value of the Company’s business on a consolidated business;

(x)	amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(y)	except as required by Law, enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;

(z)	amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(aa)	in respect of any Company Assets, waive, release, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any Company Leases, any existing material Authorization, right to use, lease, contract, production sharing agreement, government land concession, Intellectual Property rights, or other material document;

(bb)	abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases or registrations;

(cc)	resign or take any action which would result in the Company’s resignation or replacement as operator of any of the Company Assets for which the Company is the current operator;

(dd)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 4.1(2)(dd) of the Company Disclosure Letter;

(ee)	factor any of its oil production; or

(ff)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2 Covenants of the Company Relating to the Arrangement

(1)	The Company shall perform all obligations required or desirable to be performed by the Company under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are: (i) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration not otherwise payable under the Material Contracts (other than nominal consideration) or incurring any liability or obligation not otherwise provided for under the Material Contracts without the prior written consent of the Purchaser;

(c)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company relating to the Arrangement;

(d)	use all commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f)	use commercially reasonable efforts to assist in effecting the resignations of each member of the Board (to the extent requested by Purchaser) and the board of directors of any of the Company’s subsidiaries, and causing them to be replaced by Persons nominated by Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller to the effect that such supplier, marketing partner, customer, distributor or reseller is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company as a result of this Agreement or the Arrangement;

(d)	any material filing, actions, suits, claims, investigations, audits or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or the Company Assets;

(e)	any notice or other communication from any Government Entity in Albania; or

(f)	any change in a material fact or material matter made available or included in the Data Room.

(3)	The Company will, in all material respects, conduct itself so as to keep the Purchaser fully informed as to the material decisions outside of the Ordinary Course required to be made or actions required to be taken with respect to the operation of its business.

(4)	The Company will deliver an executed Company Disclosure Letter by no later than September 12, 2014.

Section 4.3 Covenants of the Purchaser Relating to the Arrangement

(1)	The Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c)	use all commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(d)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser shall promptly notify the Company in writing of any notice or other communication from any Person (other than Governmental Entities in connection with Regulatory Approvals) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement.

(3)	The Purchaser shall promptly notify the Company in writing of any Purchaser Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.4 Regulatory Approvals

(1)	The Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use its commercially reasonable efforts to obtain and maintain the Regulatory Approvals.

(2)	The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Purchaser, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their best efforts to ensure that such information does not contain a Misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it. For greater certainty, each Party hereby agrees that from the date hereof until the earlier of: (i) the Effective Time; and (ii) this Agreement having been terminated in accordance with its terms, it shall use commercially reasonable efforts to obtain the Regulatory Approvals as soon as reasonably practicable.

(3)	The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity (other than a stock exchange) in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications, other than communications with a relevant stock exchange. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns.

(4)	Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)	The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis. Related thereto, the Parties, as applicable, shall promptly notify any Governmental Entity that is responsible for issuing a Regulatory Approval that it is prepared to meet, by telephone or in-person at the Governmental Entity’s offices, with a view to obtaining the Regulatory Approvals on an expedited basis.

(6)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)	Notwithstanding any of the foregoing, the covenants of the Purchaser to use commercially reasonable efforts to obtain and maintain the Regulatory Approvals shall not require the Purchaser to make or agree to any undertaking, agreement, or action required to obtain and maintain such Regulatory Approvals that would have a substantial negative financial impact on, or impose a substantial negative burden on, the Purchaser, the Company or the value thereof.

Section 4.5 Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law, the Company shall, and shall cause its officers, directors, Company Employees, independent auditors, advisers and agents to, afford the Purchaser and its officers, employees, agents and representatives such access as the Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to the Company’s officers, employees, agents, properties, books, records and Contracts, and shall make available to the Purchaser all data and information as the Purchaser may reasonably request (including continuing access to the Data Room); provided that: (i) the Purchaser provides the Company with reasonable notice of any request under this Section 4.5(1); (ii) access to any materials contemplated in this Section 4.5(1) shall be provided during the Company’s normal business hours only; and (iii) the Company’s compliance with any request under this Section 4.5(1) shall not unduly interfere with the conduct of the Company’s business. Without limiting the foregoing and subject to the terms of any existing Contracts: (i) the Purchaser and its representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the Company’s Albanian oil and gas projects including the Cakran-Mollaj Oilfield, the Ballsh-Hekal Oilfield, the Gorisht-Kocul Oilfield, the Delvina Gas Field and the Delvina Block; and (ii) the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2)	Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement except to the extent that Purchaser has knowledge of facts which result in a representation or warranty made by the Company hereunder not being true at the time the condition in Section 6.2(5) is satisfied or waived. In such circumstances, the Purchaser shall not be entitled to rely on such representation and warranty not being true in order to terminate its obligations under Section 6.2(1).

(3)	The Purchaser acknowledges that, subject to the modifications contemplated by Section 4.5(4), the Confidentiality Agreement continues to apply and that any information provided under Section 4.5(1) shall be subject to the terms of the Confidentiality Agreement.

(4)	Notwithstanding any other provision hereof or the Confidentiality Agreement, the Purchaser shall be permitted to provide otherwise confidential information about the Company or its business to potential partners and/or financing parties to the extent required in order to have discussions with such parties regarding potential partnerships and financing arrangements relating the Purchaser’s business and/or its acquisition of the Company. In addition, the Company will provide all assistance reasonably requested by the Purchaser to facilitate such discussions including, without limitation, reasonable access to the Company’s senior executives and outside legal and accounting advisors.

Section 4.6 Privacy Matters

(1)	For the purposes of this section, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(2)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated herein.

(3)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(4)	In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected for or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(5)	Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipients obligations hereunder and according to applicable Laws.

(6)	Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein.

Section 4.7 Pre-Acquisition Reorganization

The Company agrees that, upon request by the Purchaser, the Company shall use all commercially reasonable efforts to: (i) effect such reorganizations of the Company’s business, operations and Company Assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) co-operate with the Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that: (i) the Pre-Acquisition Reorganizations are not prejudicial to Company Securityholders; (ii) the Pre-Acquisition Reorganizations do not impair the ability of the Purchaser to complete the Arrangement or delay the completion of the Arrangement; (iii) the Pre-Acquisition Reorganizations are effected as close as reasonably practicable prior to the Effective Time; (iv) the Company is not required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Company Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.7; (v) the Pre-Acquisition Reorganizations do not result in any material breach by the Company of any Contract or any breach by the Company of its organizational documents or Law; and (vi) the Pre-Acquisition Reorganizations shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions to closing in its favour hereunder and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with this Section 4.7(1)) proceed to effect the Arrangement.

The Purchaser waives any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company in good faith pursuant to a request by the Purchaser in accordance with this Section 4.7. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of Company Securityholders (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Acquisition Reorganization. If the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall (x) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Pre-Acquisition Reorganization, other than loss of profit, provided however, that such indemnity shall include any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially identical structure of the Company as at the date hereof.

Section 4.8 Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to the Common Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law (other than in connection with the Regulatory Approvals contemplated by Section 4.4) shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure (other than with respect to confidential information contained in such disclosure). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice promptly following the making of such disclosure.

Section 4.9 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail the breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 15 Business Days (or 5 Business Days in the case of a willful breach by the Breaching Party of a covenant, representation or warranty) following receipt of such Termination Notice by Breaching Party, if such matters have not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, then unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 10 Business Days (or 5 Business Days in the case of a willful breach) following receipt of such Termination Notice by the Breaching Party.

Section 4.10 Insurance and Indemnification

(1)	Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company. If the “tail” insurance would require an expenditure in excess of such threshold then the Company may obtain the maximum insurance that can be acquired for an expenditure of 300% of the annual premiums currently paid and the Purchaser will cause the Company to maintain such policy.

(2)	The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company to the extent that they are disclosed in Section 4.10(2) of the Company Disclosure Letter or are otherwise on usual terms for indemnity arrangements, and acknowledges that such rights, to the extent that they are disclosed in Section 4.10(2) of the Company Disclosure Letter or are otherwise on usual terms for indemnity arrangements, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(3)	The provisions of this Section 4.10 shall be binding, jointly and severally, on all successors of the Purchaser.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company (collectively, “Representatives”), or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)	accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

(2)	The Company shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(a)	immediately discontinue access to and disclosure of all information, including any Data Room and any confidential information, properties, facilities, books and records of the Company; and

(b)	within two Business Days from the date of this Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that since November 30, 2013, the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company is a Party, and further covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company is a party, and (ii) that neither the Company nor any of its Representatives have or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company is a party.

Section 5.2 Notification of Acquisition Proposals

(1)

If the Company or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company, the Company shall promptly notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Common Shareholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company, if and only if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser; and

(d)	the Company promptly provides the Purchaser with:

(i)	prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(c).

(2)	Nothing contained in this Agreement shall prevent the Board from complying with Section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

Section 5.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Common Shareholders, the Company may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal and/or the Board may make a Change in Recommendation with respect to such Superior Proposal, if and only if:

(a)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(b)	the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement and/or make a Change in Recommendation with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, believes should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(c)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(d)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(c);

(e)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal and/or make a Change in Recommendation would be inconsistent with its fiduciary duties; and

(g)	prior to or concurrently with entering into such definitive agreement or making such a Change in Recommendation, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Securityholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(c) with respect to the new Superior Proposal from the Company.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting, as directed by the Purchaser provided that the Company will not be required to postpone the Company Meeting past the day that falls three Business Days prior to the Outside Date.

(6)	The Company shall advise its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company or its Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Common Shareholders at the Company Meeting in accordance with the Interim Order.

(2)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(4)	Filing of Required Documents. The documents required to be sent to the Registrar under the BCBCA in order to implement the Arrangement under applicable Law, if any, shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(5)	No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person other than by or on behalf of either Party) pending or threatened that is reasonably likely to:

(a)	cease trade, enjoin or prohibit the Purchaser’s ability (or the ability of the Purchaser Sub) to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)	prohibit the Arrangement, or the ownership or operation by the Purchaser of any material portion of the business or assets of the Company or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Company as a result of the Arrangement; or

(c)	if the Arrangement is consummated, have a Material Adverse Effect.

(6)	Prospectus Exemption. The distribution in Canada of the: (a) Purchaser Shares under the Arrangement; and (b) Purchaser Option Shares upon due exercise of the Company Options pursuant to Section 2.10, are exempt from, or otherwise not subject to, the prospectus requirements of applicable Securities Laws and are subject to the resale restrictions under Section 2.6 of NI 45-102.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties.

(i)	The representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and

(ii)	the representations and warranties of the Company set forth in Sections (1), (2), (3), (5)(a) and (b), (6), (8), (10), (11), (13), (18), (19), (24), (25), (28), (51), (59) and (60) of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time:

(A)	to the extent qualified by “Material Adverse Effect”, in all respects; and

(B)	in all other cases, in all material respects (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored),

and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company addressed to the Purchaser and dated the Effective Date.

(3)	Approvals. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate would be reasonably expected to have a Material Adverse Effect or a Purchaser Material Adverse Effect shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably (and, in respect of Regulatory Approvals, subject to compliance with the standard for acceptable terms established under Section 4.4).

(4)	Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn, with respect to more than 5% of the issued and outstanding Common Shares.

(5)	Due Diligence Reviews. By no later than September 26, 2014, the Purchaser shall have notified the Company that it is satisfied, in its sole discretion, with the results of its ongoing due diligence investigations including, without limitation, its review of the contents of the Company Disclosure Letter.

(6)	Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect since the date of this Agreement.

(7)	Rights to Key Properties. All of the Company’s interests and rights in respect of the Ballsh-Hekal oilfield, Cakran-Mollaj oilfield, Gorisht-Kocul oilfield, Delvina gas field and Delvina Block shall remain in good standing and shall not have been modified in any material respect after the date hereof. In addition, after the date hereof, there shall have been no change in circumstances which leads the Purchaser to believe, acting reasonably, that the Company no longer has the right to take over the balance of the Ballsh-Hekal oilfield and remaining infrastructure without assuming any material environmental liability.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement which are qualified by references to materiality or Purchaser Material Adverse Effect were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Purchaser set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), in each case, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement or would not have a Purchaser Material Adverse Effect, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser addressed to the Company and dated the Effective Date.

(3)	Purchaser Material Adverse Effect. There shall not have been or occurred a Purchaser Material Adverse Effect since the date of this Agreement.

(4)	Approvals. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate would be reasonably expected to have a Purchaser Material Adverse Effect or a Material Adverse Effect shall have been obtained or received on terms that are acceptable to the Company, acting reasonably (and, in respect of Regulatory Approvals, subject to compliance with the standard for acceptable terms established under Section 4.4).

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Parties complete the Arrangement at the Effective Time.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Arrangement Resolution is not approved by: (A) the Common Shareholders at the Company Meeting in accordance with the Interim Order; or (B) the Court, through a failure or refusal to issue the Final Order in a decision which is final and non-appealable;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iv)	the Purchaser has not confirmed in writing, by no later than September 26, 2014, that it, in its sole discretion, is satisfied with the results of its due diligence investigations as contemplated by Section 6.2(5); or

(v)	any of the conditions set forth in Section 6.1 are not capable of being satisfied by the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(v) if the incapability of the condition to be satisfied by the Outside Date has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3), provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied;

(ii)	prior to the approval by the Common Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or makes a Change in Recommendation with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2; or

(iii)	there has occurred a Purchase Material Adverse Effect since the date of this Agreement;

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3), provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

(ii)	(A) the Company or Board makes a Change of Recommendation, or (B) the Company breaches Article 5 in any material respect;

(iii)	the condition set forth in Section 6.2(4) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(iv)	there has occurred a Material Adverse Effect since the date of this Agreement.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Sections 2.7, 4.10, 8.5, 8.7, 8.10 and 8.12 shall survive for a period of six years following such termination; (b) in the event of termination under Section 7.2, this Section 7.3, any confidentiality obligations contained herein or in the Confidentiality Agreement, and Sections 8.2 through to and including Section 8.16 shall survive; and (c) neither party will be release or relieved from any liability arising from their breach of any of their representations, warranties or covenants arising prior to such termination save and except that: (i) in the case that a Termination Fee or Financing Related Termination Fee is paid, the amount of such liability shall be limited to the amount of the Termination Fee or Financing Related Termination Fee, as the case may be; and (ii) if the Termination Fee or Financing Related Termination Fee is not payable then all such liabilities shall be limited to the out-of-pocket expenses actually incurred by the non-breaching Party in connection with this Agreement and the transactions contemplated hereby.

ARTICLE 8

TERMINATION FEES AND GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Common Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive any inaccuracies or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any conditions contained in this Agreement.

Section 8.2 Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means US$2.5 million, and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Article 5];

(b)	by the Company pursuant to Section 7.2(1)(c)(ii) [To Enter into a Superior Proposal or Make a Change of Recommendation]; or

(c)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Common Shareholders to Approve] in circumstances where no Financing Related Termination Fee Event has occurred, or Section 7.2(1)(b)(iii) [Effective Time not Prior to Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) (due to a willful breach or fraud) [Breach of Representations and Warranties or Covenants by Company], if:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser) or any Person (other than the Purchaser) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)	within 180 days following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 180 days after such termination).

(3)	For purposes of this Agreement, “Financing Related Termination Fee” means US$2.5 million and “Financing Related Termination Fee Event” means the termination of this Agreement by either the Purchaser or the Company pursuant to Section 7.2(1)(b)(i) in circumstances where the failure to receive required Court or Common Shareholder approval has occurred after the Company enters into a Permitted Financing under Section 2.14 and, pursuant to Section 2.14(h), the Consideration payable to Common Shareholders has been reduced.

(4)	If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 8.2(2)(c), the Termination Fee shall be paid upon the consummation/closing of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser.

(5)	If a Financing Related Termination Fee Event occurs due to the termination of this Agreement by the Company pursuant to Section 7.2(1)(b)(i), the Financing Related Termination Fee shall be paid prior to or concurrently with the occurrence of such Financing Related Termination Fee Event. If a Financing Related Termination Fee Event occurs due to the termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(b)(i), the Financing Related Termination Fee shall be paid within two Business Days following such Financing Related Termination Fee Event. Any Financing Related Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser.

(6)	For greater certainty, the Parties acknowledge that only one of the Termination Fee or the Financing Related Termination Fee will be payable pursuant to the provisions of this Section 8.2 and under no circumstances would the Company be required to pay both the Termination Fee and the Financing Related Termination Fee. In addition, the Termination Fee shall only be payable once and under no circumstances shall the Company be liable to pay more than one Termination Fee.

(7)	The Parties acknowledge that the agreements and provisions contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Termination Fee or the Financing Related Termination Fee, as applicable, in the manner provided in this Section 8.2 is the sole monetary remedy of such Party in respect of the event giving rise to such payment.

Section 8.3 Expenses

(1)	All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	The Company confirms that other than the fees disclosed in Section 8.3 of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

TransAtlantic Petroleum Ltd.

16803 North Dallas Parkway

Addison, Texas 75001

United States of America

Attention: Matt McCann

Email: matt.mccan@tapcor.com

with a copy to:

Borden Ladner Gervais LLP

1200 – 200 Burrard Street

Vancouver, British Columbia V7X 1T2

Canada

Attention: Warren B. Learmonth

Email: wlearmonth@blg.com

(b)	to the Company at:

Stream Oil & Gas Ltd.

300 – 609 14th Street N.W.

Calgary, Alberta T2N 2A1

Canada

Attention: Dr. Sotirios Kapotas, Chairman and Chief Executive Officer

Email: skapostas@streamoilandgas.com

with a copy to:

Koffman Kalef LLP

19th Floor

885 West Georgia Street

Vancouver, British Columbia V6C 3H4

Canada

Attention: D. Wendy Lee

Email: dwl@kkbl.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the Business Day following the date of delivery. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5 Time of the Essence

Time is of the essence in this Agreement.

Section 8.6 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7 Third Party Beneficiaries

(1)	Except as provided in Section 2.7, 2.10, 2.15 and Section 4.10 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 2.7, 2.10, 2.15 and Section 4.10, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the letter of intent dated July 25, 2014 between the Purchaser and the Company. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, provided that Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates (including Purchaser Sub), provided that if such assignment and/ or assumption takes place, Purchaser shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder.

Section 8.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14 No Liability

No director, officer or advisor of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director, officer or advisor of the Company shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

Section 8.15 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only.

[Remainder of page intentionally left blank. Signature page follows.]

Section 8.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

TRANSATLANTIC PETROLEUM LTD

By:	(Signed) “N. Malone Mitchell, 3rd”
N. Malone Mitchell, 3rd Chief Executive Officer

STREAM OIL & GAS LTD.

By:	(Signed) “Sotirios Kapotas”
Sotirios Kapotas President and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Albanian Approval” means the receipt by the Company or the Purchaser of the final endorsement from Albania’s Ministry of Energy for the Amending Agreements in substantially the form such agreements existed as of the date of the Arrangement Agreement;

“Amending Agreements” means agreements amending the terms of the Company’s petroleum agreements relating to the Gorisht-Kocul, Ballsh-Heckal and Cakran-Mollaj oil fields and the Delvina gas field in Albania in order to neutralize the financial impact on the Company of a mineral tax regime implemented in Albania in 2008;

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and/or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated September 2, 2014 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

“Arrangement Resolution” means the special resolution of the Common Shareholders approving the Arrangement to be considered at the Company Meeting by the Common Shareholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended, including the regulations promulgated thereunder;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Dallas, Texas, Calgary, Alberta or Vancouver, British Columbia;

“Company” means Stream Oil & Gas Ltd., a corporation existing under the BCBCA;

“Common Shareholders” means the holders of Common Shares;

“Common Shares” means common shares in the capital of the Company;

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Consideration” means the consideration to be received by Common Shareholders pursuant to this Plan of Arrangement which consists, collectively, of the Purchaser Closing Shares and the Contingent Share Rights;

“Contingent Payment Event” means the receipt by the Company of the Albanian Approval;

“Contingent Payment Deadline” means 5:00 pm (Vancouver time) on the date which is nine months after the Effective Date;

“Contingent Share Right” means a right to receive Purchaser Contingent Shares in accordance with this Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Common Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“Effective Date” means the date upon which Purchaser and Company agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist);

“Effective Time” means 12:01am (Vancouver time) on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, and consistent with Section 2.4 of the Arrangement Agreement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign including, without limitation, the United States Securities and Exchange Commission and any Securities Authority, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSX Venture Exchange;

“Interim Order” means the interim order of the Court concerning the Arrangement pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Letter of Transmittal” means the letter of transmittal to be delivered by Company to the Common Shareholders providing for delivery of the certificates representing the Shareholder’s Common Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to this plan made in accordance with the Arrangement Agreement and/or this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means TransAtlantic Petroleum Ltd., a corporation existing under the laws of Bermuda;

“Purchaser Closing Shares” means, for each outstanding Common Share, 0.04812 of a Purchaser Share having an agreed upon value of $0.57 as of the date of the Arrangement Agreement;

“Purchaser Contingent Shares” means, for each outstanding Contingent Share Right, 0.00845 of a Purchaser Share having an agreed upon value of $0.10 as of the date of the Arrangement Agreement;

“Purchaser Shares” means the shares of common stock in the capital of Purchaser as currently constituted and that are currently listed and posted for trading on the Toronto Stock Exchange under the symbol “TNP” and the NYSE-MKT Exchange under the symbol “TAT”;

“Purchaser Sub” means a direct or indirect wholly-owned subsidiary of Purchaser which is designated in writing by the Purchaser prior to the Effective Time to be the Purchaser Sub hereunder;

“Securities Authority” means the TSX Venture Exchange and the applicable securities commissions or securities regulatory authority of a province or territory of Canada;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended; and

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(f) hereof.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3 Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5 References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon Purchaser, Purchaser Sub, Company and the Common Shareholders, including Dissenting Shareholders.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, with each occurring immediately after completion of the previous event without any further authorization, act or formality:

(a)	each Dissent Share shall be directly transferred and assigned by such Dissenting Shareholder to Purchaser Sub (free and clear of any Liens) and in consideration therefor, the Purchaser shall issue and deliver to the Dissenting Shareholder the consideration contemplated in Article 4. With respect to each Dissent Share so transferred:

(i)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Dissent Shares;

(ii)	the Dissenting Shareholder shall cease to be the registered holder of such Dissent Share and the name of such Dissenting Shareholder shall be removed from the register of Common Shareholders; and

(iii)	the Purchaser Sub will be the holder of such Dissent Share;

(b)	each Common Share (other than a Dissent Share) shall be directly transferred and assigned to Purchaser Sub (free and clear of any Liens) and in consideration therefor, the Purchaser shall issue and deliver to the holder thereof the Consideration consisting of:

(i)	the Purchaser Closing Shares; and

(ii)	1 Contingent Share Right,

and, with respect to each Common Share so transferred:

(iii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Share;

(iv)	the registered holder thereof shall cease to be the registered holder of such Common Share and the name of such registered holder shall be removed from the register of Common Shareholders as of the Effective Time; and

(v)	Purchaser Sub will be the holder of all of the outstanding Common Shares and the central securities register of Company shall be revised accordingly;

(c)	Purchaser Sub shall issue to the Purchaser, as consideration for the Purchaser having issued the Consideration to the Common Shareholders under Sections 3.1(a) and (b) above, common shares of the Purchaser Sub having a value equal to the value of the Consideration and in respect thereof:

(i)	The issue price for each common share of the Purchaser Sub so issued shall be $1.00;

(ii)	an amount equal to the lesser of:

(A)	the aggregate issue price of the Purchaser Sub common shares so issued; and

(B)	the aggregate fair market value (as determined by the directors of Purchaser Sub) of the Consideration issued by the Purchaser to the Common Shareholders,

shall be added to the capital of the Purchaser Sub in respect of its common shares; and

(iii)	all such Purchaser Sub common shares shall be issued as fully paid and non-assesable shares in the capital of Purchaser Sub;

3.2 Effectiveness of Exchanges and Cancellations

The exchanges and cancellations provided for in Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.3 Contingent Share Rights

Each Contingent Share Right shall, subject to adjustment in accordance with Sections 3.4 and 3.5 below:

(i)	be non-transferrable under any circumstances;

(ii)	be non-certificated;

(iii)	be enforceable by any holder thereof against the Purchaser, Purchaser Sub, and their respective successors and assigns, in any court in the Province of British Columbia;

(iv)	entitle the holder thereof to receive Purchaser Contingent Shares as contemplated by Section 5.1(b) without any further action required on the holder of such right in the event that the Contingent Payment Event occurs on or before the Contingent Payment Deadline; and

(v)	terminate and be of no further force or effect if the Contingent Payment Event does not occur on or prior to the Contingent Payment Deadline.

3.4 No Fractional Shares

In no event shall any Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Shareholder as consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Shareholder shall be rounded down to the nearest whole Purchaser Shares and no cash or other consideration will be paid to such Shareholder in lieu of the issuance of such fractional Purchaser Share.

3.5 Adjustments to Contingent Share Rights

At any time when the Contingent Share Rights are issued and outstanding, the number and kind of Purchaser Shares or other securities into which each Contingent Share Right is convertible are subject to adjustment as follows:

(a)

Merger, Reorganization, Etc. If at any time there shall be any reorganization, recapitalization, merger, conversion or similar transaction involving the Purchaser or a sale, lease or other transfer of all or substantially all of the assets of the Purchaser to another person (a “Reorganization”) effected in such a manner that the holders of the Purchaser’s capital stock are entitled to receive securities, cash or other property (whether such securities, cash or other property are issued or distributed by the Purchaser or another person) with respect to or in exchange for such shares, then, as a part of such Reorganization, lawful provision shall be made so that the holders of any Contingent Share Rights shall thereafter, in the circumstances contemplated by Section 3.1(e), be entitled to receive the kind and amount of securities, cash or other property equivalent in value to that which a holder of the Purchaser Contingent Shares deliverable in such circumstances would have been entitled in such Reorganization if such holder had held such Purchaser Contingent Shares immediately prior to such Reorganization. The foregoing provisions of this Section 3.3(a) shall similarly apply to successive Reorganizations and to the stock or securities of any other person that are at the time receivable upon the occurrence of the Contingent Payment Event.

(b)	Reclassification of Shares. If the securities issuable upon occurrence of the Contingent Payment Event are changed into the same or a different number of securities of any other class or classes by reclassification, capital reorganization, conversion of all outstanding shares of capital stock of the relevant class or series or otherwise (other than as otherwise provided for herein) (a “Reclassification”), then, in any such event, in lieu of the number of Purchaser Contingent Shares which a holder of Contingent Share Rights would otherwise have been entitled to receive, such holder shall have the right thereafter to receive the number of securities of such other class or classes that a holder of such number of Purchaser Contingent Shares immediately before that change would have been entitled to receive in such Reclassification, all subject to further adjustment as provided herein with respect to such other securities.

(c)	Subdivisions and Combinations. In the event that the Purchaser Shares are subdivided (by share split, by payment of a share dividend or otherwise) into a greater number of securities, the number of Purchaser Shares issuable in connection with each Contingent Share Right immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately increased and in the event that any outstanding Purchaser Shares are combined (by reclassification or otherwise) into a lesser number of securities, the number of Purchaser Shares issuable in connection with each Contingent Share Right immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately decreased.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

(a)	Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to Common Shares held by such Shareholder pursuant to Sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242 of the BCBCA must be received by Company not later than 4:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Purchaser Sub fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of any Liens) to Purchaser Sub in accordance with Section 3.1(a); and

(ii)	are ultimately not entitled, for any reason, to be paid by Purchaser Sub fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Common Shares on the same basis as a non-dissenting Shareholder and shall be entitled to receive the Consideration that such non-dissenting Shareholders are entitled to receive, on the basis set forth in Section 3.1(b).

(b)	In no event shall Purchaser Sub, Purchaser or Company or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Common Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Common Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

EXCHANGE OF CERTIFICATES

5.1 Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, the Purchaser shall deliver or arrange to be delivered to the Depositary certificates representing the Purchaser Closing Shares required to be issued to the Common Shareholders in accordance with Section 3.1(b) hereof, which Purchaser Closing Share certificates shall be held by the Depositary as agent and nominee for such former Common Shareholders for distribution to such former Common Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Within 3 Business Days following the occurrence of a Contingent Payment Event (provided such event occurs on or prior to the Contingent Payment Deadline), the Purchaser shall deliver or arrange to be delivered to the Depositary certificates representing the Purchaser Contingent Shares required to be issued to the Common Shareholders in accordance with Section 3.1(b) hereof, which Purchaser Contingent Share certificates shall be held by the Depositary as agent and nominee for such former Common Shareholders for distribution to such former Common Shareholders in accordance with the provisions of Article 5 hereof. For greater certainty, where Purchaser Closing Share certificates have already been delivered to Common Shareholders in accordance with the provisions of Article 5 hereof, the Purchaser Contingent Share certificates will be delivered to Common Shareholders without any further action required on behalf of such Common Shareholders, other than as may be necessary in accordance with Section 5.1(f).

(c)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 3.1(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, the Consideration which such Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 5.1(f), and any certificate so surrendered shall forthwith be cancelled.

(d)	Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.1(f). Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in Company or Purchaser Sub. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser, Purchaser Sub or Company, as applicable.

(e)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 3.1(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Purchaser and the Depositary (acting reasonably) in such sum as Purchaser may direct, or otherwise indemnify Purchaser and Company in a manner satisfactory Purchaser and Company, acting reasonably, against any claim that may be made against Purchaser, Purchaser Sub and Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(f)	The Purchaser, Purchaser Sub, Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as Purchaser, Purchaser Sub, Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Purchaser, Purchaser Sub, Company or the Depositary shall also have the right to withhold such number of Purchaser Shares issued or issuable to such Person pursuant to this Plan of Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligations.

(g)	Any exchange or transfer of Common Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

6.1 Amendments

(a)	Purchaser and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Common Shareholders and communicated to the Common Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Company and Purchaser, may be proposed by Company and Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is consented to by each of Company and Purchaser and, if required by the Court, by some or all of the Common Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Purchaser without the approval of or communication to the Court or the Common Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Common Shareholders.

(e)	Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia), all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached to the management information circular of Stream Oil & Gas Ltd. (the “Company”) prepared and filed in connection therewith (the “Circular”), and all transactions contemplated thereby, by and are hereby authorized, approved and adopted.

2.	The Plan of Arrangement be and is hereby authorized, approved and adopted.

3.	The Arrangement Agreement dated September 2, 2014, as may be amended from time to time, relating the Arrangement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications or amendments thereto are hereby ratified, confirmed and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the British Columbia Supreme Court (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to: (a) make an application to the Court for an order approving the Arrangement; (b) execute, under the corporate seal of the Company or otherwise, and deliver or cause to be delivered such documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents; and (c) take all such additional steps as may be necessary or advisable in order to complete the transactions contemplated by the Arrangement Agreement.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Each of the Company and the Company Subsidiary is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those Authorizations, the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(2)	Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Common Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the BCBCA, if any; (iv) any Regulatory Approval identified in accordance with this Agreement; and (v) filings with the Securities Authorities or the Exchange.

(5)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents;

(b)	assuming compliance with the matters referred to in Section (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its properties or assets;

(c)	allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract, Company Lease, lease or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which the Company is a party or by which the Company is bound;

(d)	result in the creation or imposition of any Lien upon any of the properties or assets of the Company; or

(e)	have, individually or in the aggregate, a Material Adverse Effect.

(6)	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares. As of the close of business on the date of this Agreement, there were 66,887,801 Common Shares issued and outstanding. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Common Shares issuable upon the exercise of rights under the Stock Option Plan, including outstanding Company Options have been duly authorized and, upon issuance in accordance with their terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Common Shares have been issued and no Company Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)	As of the date of this Agreement there are 1,830,000 Common Shares issuable upon the exercise of all outstanding Company Options. Section C(6) of the Company Disclosure Letter contains a list of the Company Options, with details, among other items, regarding the exercise price, whether such Company Options are vested or unvested, the number of participants to whom such Company Options have been granted and the amount which will be owing in respect of such Company Options at the Effective Time, determined as of the date hereof. The Stock Option Plan and the issuance of Common Shares under such plan (including all outstanding Company Options) have been duly authorized by the Board in compliance with Law and the terms of the Stock Option Plan, as applicable, and have been recorded on the Company’s financial statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices. For greater certainty, all outstanding Company Options are governed by the terms of the Stock Option Plan and there are no options to acquire Common Shares outstanding under any other plans or containing any terms not set out in the Stock Option Plan.

(c)	Except for rights under the Stock Option Plan, including outstanding Company Options, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company to, directly or indirectly, issue or sell any securities of the Company or give any Person a right to subscribe for or acquire, any securities of the Company.

(d)	There are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of the Company or qualify securities for public distribution in Canada or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter except as required by Law.

(e)	All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(7)	Shareholders’ and Similar Agreements. The Company is not subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or pursuant to which any Person other than the Company may have any right or claim in connection with any existing or past equity interest in the Company.

(8)	Rights Plan. The Company does not have and will not implement any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of the Company or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement.

(9)	Significant Shareholders. To the knowledge of the Company, as of the date hereof, except as disclosed in Section C(9) of the Company Disclosure Letter, no Person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares representing more than 10.0% of the issued and outstanding Common Shares.

(10)	Subsidiaries. The Company does not have any Subsidiaries other than the Company Subsidiary.

(11)

Securities Law Matters. The Company is a “reporting issuer” under Canadian Securities Laws in each of the provinces of British Columbia, Alberta and Ontario. The Common Shares are listed and posted for trading on the Exchange. The Company is not subject to any continuous or periodic, or other disclosure requirements under any securities laws in any other jurisdiction. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the Exchange. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has timely filed or furnished with any Securities Authority all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws or furnished by the Company with the appropriate Securities Authority since November 30, 2012. The documents comprising the Company Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has disclosed in writing all material correspondence between the Securities Authorities, on the one hand, and the Company on the other hand, since January 1, 2012, through the date of this Agreement and shall provide to the Purchaser any further such correspondences through to the

Effective Date. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comments letters from any Securities Authority with respect to any of the Company Filings and neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority.

(12)	Books and Records. The Company’s corporate records and minute books have been maintained in material compliance with Laws and are complete and accurate in all material respects.

(13)	Financial Statements.

(a)	The Company’s audited financial statements as at and for the fiscal years ended November 30, 2013 and 2012 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited interim financial statements as at and for the three and six months ended May 31, 2014 (including any of the notes or schedules thereto and related management’s discussion and analysis) included in the Company Filings: (i) were prepared in accordance with GAAP; and (ii) fairly present in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), financial position, results of operations or financial performance and cash flows of the Company as of their respective dates and the financial position, results of operations or financial performance and cash flows of the Company for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section (13). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Company with unconsolidated entities or other Persons.

(b)	The financial books, records and accounts of the Company: (i) have been maintained, in all material respects, in accordance with GAAP; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

(14)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(15)	No Guarantees. Other than the indemnification of directors and officers pursuant to applicable Laws, the Company’s Constating Documents, indemnity agreements of the Company, indemnities in favour of the Company’s bankers, professional advisors and the Financial Advisor (each as included in the Data Room or the Company Disclosure Letter), and agreements entered into in the Ordinary Course, the Company has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any other Person.

(16)	Up-the-Ladder Reporting. As of the date hereof, no Person has since December 1, 2012, reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Company or its officers, directors, employees, agents or independent contractors to an officer of the Company, the audit committee of the Board (or other committee designated for that purpose) or the Board.

(17)	Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(18)	No Undisclosed Liabilities. Other than as set forth in Section C(18) of the Company Disclosure Letter, there are no material liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited financial statements of the Company as at and for the fiscal years ended November 30, 2013 and 2012 (including any notes or schedules thereto and related management’s discussions and analysis); (ii) incurred in the Ordinary Course since November 30, 2013; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Company as of the date hereof, including current liabilities and capital leases, is disclosed in Section C(18) of the Company Disclosure Letter.

(19)	Bankruptcy and Insolvency Matters.

(a)	No action or proceeding has been commenced or filed by or against the Company which seeks or could reasonably be expected to lead to:

(i)	receivership, bankruptcy, or similar proceeding of the Company;

(ii)	the adjustment or compromise of claims against the Company; or

(iii)	the appointment of a trustee, receiver, liquidator, custodian or other similar officer for the Company or any portion of its assets, and no such action or proceeding has been authorized or is being considered by or on behalf of the Company and no creditor or securityholder has threatened to commence or advised that it may commence, any such action or proceeding; and

(b)	The Company has not:

(i)	made, or is considering making, an assignment for the benefit of its creditors; or

(ii)	has requested, or is considering requesting, a meeting of its respective creditors to seek a reduction, compromise, composition or other accommodation with respect to its Indebtedness.

(20)	Absence of Certain Changes or Events. Since November 30, 2013, other than the transactions contemplated in this Agreement, the business of the Company has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

(21)	Long-Term and Derivative Transactions. Other than as set forth in the Company Disclosure Letter, the Company does not have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the Ordinary Course.

(22)	Related Party Transactions. The Company is not indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or independent contractor arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company, or any of their respective affiliates or associates.

(23)	No “Collateral Benefit”. No “related party” of the Company together with its “associated entities” (each within the meaning of MI 61-101), beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(24)	Compliance with Laws. The Company is, and since December 1, 2012 has been, in compliance in all material respects with Law and the Company is not, to the knowledge of the Company, under any investigation with respect to, has been charged or to the knowledge of the Company threatened to be charged with, or has received notice of, any violation or potential violation of any Law.

(25)	Authorizations and Licenses.

(a)	The Company or the Company Subsidiary owns, possesses or has obtained all Authorizations that are required by Law in connection with the operation of the business of the Company as presently conducted, or in connection with the ownership, operation or use of the Company Assets except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	The Company lawfully holds, owns or uses, and has complied with, all such Authorizations, except as would not, individually or in the aggregate, have a Material Adverse Effect. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course except as would not, individually or in the aggregate, have a Material Adverse Effect.

(c)	No action, investigation or proceeding is, to the knowledge of the Company, pending in respect of or regarding any such Authorization and the Company has not received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(26)	Material Contracts.

(a)	Section C(26)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed and no such Contract has been modified, rescinded or terminated.

(b)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or Company Subsidiary in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)	The Company or Company Subsidiary has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and the Company and Company Subsidiary are not in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)	The Company does not know of, nor has it received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract.

(e)	Neither the Company nor the Company Subsidiary have received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or Company Subsidiary and, to the knowledge of the Company, no such action has been threatened.

(27)	Personal Property. The Company or Company Subsidiary has valid, good and marketable title to all material personal property of any kind or nature which the Company purports to own, free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company or Company Subsidiary, as lessee, has the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or Company Subsidiary as used, possessed and controlled by the Company or Company Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(28)

Title to Company Assets. Although it does not warrant title to its interests (or those of the Company Subsidiary) in petroleum, natural gas rights and related hydrocarbons, tangible depreciable property and miscellaneous interests with respect thereto (collectively, the “Stream Interests”), the Company does not have any reason to believe that the Company does not have good and marketable title to or the irrevocable right to produce and sell the petroleum, natural gas and related hydrocarbons from the Stream Interests and the Company does not have any reason to believe that there are any defects, failures or impairments in the title of the Company Assets, including oil and gas properties, except where such defects, failures or impairments individually or in the aggregate would not have a Material Adverse Effect. The Company represents and warrants that the Stream Interests are held free and clear of all Liens (other than Permitted Liens) created by, through or under the Company and that, to its knowledge, each such entity holds its Stream Interests under valid and subsisting leases, Authorizations, concessions, concession agreements, contracts, subleases, reservations or other agreements (collectively, the “Company Leases”). The Company is not a party to any Contract to sell, transfer or otherwise dispose of any material interest in the Stream Interests or interest therein.

(29)	Company Leases. To its knowledge, each of the Company and the Company Subsidiary is in good standing under all, and is not in material default under any, and there is no existing condition, circumstance or matter which constitutes or which with the passage of time or the giving of notice, would constitute a material default under any, Company Leases and other title and operating agreements or documents or any other material agreements or instruments pertaining to the Company Assets or to which it is a party or by which it or the Company Assets are bound and all such Company Leases, title and operating documents and other material agreements and instruments are in good standing and in full force and effect and none of the counterparties to such Company Leases, title and operating documents and other material agreements or instruments is in material default thereunder.

(30)	ROFRs etc. There are no material earn-in rights, rights of first refusal or other preferred rights, royalty rights or similar provisions in respect of the Company Assets that are triggered as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(31)	Operational Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, with respect to, or on account of, any direct or indirect assets of the Company has been: (i) duly paid; (ii) duly performed; or (iii) provided for.

(32)	Production Allowables and Production Penalties.

(a)	None of the wells relating to the Stream Interests (including all producing, shut-in, water source, observation, disposal, injection abandoned, suspended and other wells) (the “Company Wells”) have been produced in material excess of applicable production allowables imposed by any Laws or any Governmental Entity, and to the Company’s knowledge there are no impending changes in production allowables imposed by any Laws or any Governmental Entity that may be applicable to any Company Wells, other than changes of general application in any jurisdiction in which the Company Wells are situate.

(b)	Neither the Company nor the Company Subsidiary has received notice of any material production penalty or similar production restriction/allowable of any nature imposed or to be imposed by Law or any Governmental Entity, and, to the Company’s knowledge, none of the Company Wells are subject to any such penalty, restriction or allowable.

(33)	Operation and Condition of Company Wells. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Company Wells for which the Company or Company Subsidiary: (i) was or is the operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Laws; and (ii) was not or is not the operator, have, to the Company’s knowledge, been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Laws.

(34)	Operation and Condition of Tangibles. All tangible depreciable property or assets located within, on or about the Company Assets were or have been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Albania and applicable Laws during all periods in which the Company was the operator thereof and are in good condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course.

(35)	Outstanding AFEs. As of the date hereof, other than as set forth in the Company Disclosure Letter, there are no individual outstanding authorizations for expenditure having an unspent amount of $250,000 or more pertaining to any of the Company’s Assets, or other commitments, approvals or authorizations pursuant to which an expenditure of $250,000 or more may be required to be made by the Company or in respect of the Company’s Assets.

(36)	No Expropriation. None of the material Company Assets have been taken or expropriated by any Governmental Entity nor, as of the date hereof, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(37)	Government Incentives. All filings made by the Company or Company Subsidiary under which such entity has received or is entitled to government incentives have been made in material compliance with all Laws and contain no Misrepresentations which could cause any material amount previously paid to the Company or Company Subsidiary or previously accrued on the accounts thereof to be recovered or disallowed.

(38)	Take or Pay Obligations. Neither the Company nor the Company Subsidiary has any take or pay obligations of any kind or nature whatsoever contained in any Material Contract.

(39)	Processing and Transportation Commitments. All of the third party processing and transportation agreements of the Company which cannot be terminated within 31 days or less without penalty are disclosed in the Company Disclosure Letter and other than as set forth in the Disclosure Letter, neither the Company nor the Company Subsidiary has no third party processing or transportation agreements or any obligations to deliver sales volumes to any other Person which cannot be terminated in 31 days or less without penalty.

(40)	No Areas of Mutual Interest. There are no material active areas of mutual interest provisions or areas of exclusion in any of the Contracts or otherwise to which the Company Assets are subject.

(41)	Reserves Matters.

(a)	To the knowledge of the Company, the Deloitte Report complies with the requirements of applicable Laws (including the requirements of the Canadian Oil and Gas Evaluation Handbook) and has been prepared or audited by a qualified reserves evaluator (determined in accordance with applicable laws) and the results thereof have been disclosed in accordance with Securities Laws.

(b)	The Company has made available to Deloitte LLP, prior to the issuance of the Deloitte Report, all information requested by Deloitte LLP for the purpose of preparing such report and such information, taken as a whole, did not contain any Misrepresentation at the time such information was provided.

(c)

Except with respect to changes in commodity prices and production in the Ordinary Course, the Company does not have any knowledge of a change in the information upon which the Reserves Information is based which would result in a Material Adverse

Effect; the Company believes that the Reserves Information reasonably presents the quantities of the oil and gas reserves evaluated by the Company as at November 30, 2013 based upon information available at the time such Reserves Information was prepared; and the Company believes that at the time the Reserves Information was prepared the Reserves Information did not overstate the aggregate quantities of such reserves based upon the information available at the time the Reserves Information was prepared.

(42)	Production. The average daily sales production for the Company for the month of July, 2014 was not less than the amount set forth in the Company Disclosure Letter.

(43)	Intellectual Property. Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Company or Company Subsidiary owns all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property rights that are material to the conduct of the business, as presently conducted, of the Company and Company Subsidiary; (ii) all such Intellectual Property rights that are owned by or licensed to the Company or Company Subsidiary are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and the Company Subsidiary; (iii) to the knowledge of the Company, all Intellectual Property rights owned or licensed by the Company or Company Subsidiary are valid and enforceable, and to the knowledge of the Company, the carrying on of the business of the Company and the Company Subsidiary and the use by the Company or Company Subsidiary of any of the Intellectual Property rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of the Company, no third party is infringing upon the Intellectual Property rights owned or licensed by the Company or Company Subsidiary; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and the Company Subsidiary (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and the Company Subsidiary; and (vi) the Company or Company Subsidiary owns or has validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

(44)	Restrictions on Conduct of Business. Neither the Company nor the Company Subsidiary is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Company or Company Subsidiary is conducted; (ii) limit any business practice of the Company or Company Subsidiary in any material respect; or (iii) other than area of mutual interest agreements, bidding agreements or similar agreements entered into in the Ordinary Course, restrict any acquisition or disposition of any property by the Company or Company Subsidiary in any material respect.

(45)

Litigation. Except as disclosed in Section C(45) of the Company Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company threatened, against the Company or Company Subsidiary or affecting any of their properties or assets by or before any Governmental Entity that, if determined adverse to the interests of the Company or Company Subsidiary, would have, individually or in the aggregate, a Material Adverse Effect or would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or Company Subsidiary before any Governmental Entity. None of the Company, the Company Subsidiary, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(46)	Insurance. The Company and Company Subsidiary are covered by valid and currently effective insurance policies issued in favour of the Company and Company Subsidiary that the Company has determined to be commercially reasonable, taking into account the industry in which the Company and Company Subsidiary operate. With respect to the insurance policies issued in favour of the Company or Company Subsidiary, or pursuant to which either of them is a named insured or otherwise a beneficiary under an insurance policy:

(a)	the policy is in full force and effect and all premiums due thereon have been paid;

(b)	neither the Company nor the Company Subsidiary is in breach or default, and neither of them has taken any action, or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy (except as described in clause (d) below);

(c)	to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by the Company or Company Subsidiary with respect to any such policy;

(d)	to the knowledge of the Company, none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement, other than in respect of policies for which the Company or Company Subsidiary will, simultaneous with any such termination or lapse, enter into replacement policies providing coverage equal to or greater than the current coverage provided by such policies;

(e)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy;

(f)	as of the date hereof, there is no claim by the Company or Company Subsidiary pending under any such policy that has been denied or disputed by the insurer; and

(g)	all claims under such policies have been filed in a timely fashion.

(47)	Environmental Matters.

(a)	The Company and Company Subsidiary have been and are in compliance, in all material respects, with all, and has not violated, in any material respect, any, Environmental Laws;

(b)

except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) neither the Company nor the Company Subsidiary has Released, and, to the knowledge of the Company, no other Person has Released, any Hazardous Substances (in each case except in compliance with applicable

Environmental Laws) on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising and/or connected with the Company Assets currently or, to the Company’s knowledge, previously owned, leased or operated by the Company or Company Subsidiary; and (ii), to the knowledge of the Company, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or Company Subsidiary under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising and/or connected with the Company Assets currently or, to the Company’s knowledge, previously owned, leased or operated by the Company or Company Subsidiary;

(c)	to the knowledge of the Company, all material Releases pertaining to or affecting the Company Assets have been reported to the appropriate Government Entity as required by Environmental Laws;

(d)	there are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or Company Subsidiary arising out of any Environmental Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(e)	the Company is not aware of, nor has it received: (i) any order or directive which relates to environmental matters that would have a Material Adverse Effect; or (ii) any demand or notice with respect to the material breach of any Environmental Law applicable to the Company, the Company Subsidiary or the Company Assets, including, without limitation, any regulation respecting the use, storage, treatment, transportation or disposition of Hazardous Substances;

(f)	no Liens, other than Permitted Liens, in favour of a Governmental Entity arising under Environmental Laws, are pending or, to the knowledge of the Company threatened, affecting, in any material respect, the Company, the Company Subsidiary or the Company Assets;

(g)	the Company and the Company Subsidiary have conducted their business in all material respects in accordance with Environmental Laws and are in possession of, and in compliance with, all material Authorizations required by Environmental Laws that are required to own, lease, develop and operate the Company Assets and to conduct their respective businesses, as now conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(h)	in the Ordinary Course, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and Company Subsidiary in the course of which it identifies and evaluates associated costs and liabilities (including without limitation, any capital or operating expenditures required for cleanup, closure of properties or compliance with Environmental Laws, or any Authorization, any related constraints on operating activities, and any potential liabilities to third parties); on the basis of such review, the Company has concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect;

(i)	neither the Company nor the Company Subsidiary has received notice of any proposed environmental, land use or royalty policies or Laws that the Company reasonably believes would have a Material Adverse Effect, other than those that apply to the oil and gas industry generally; and

(j)	neither the Company nor the Company Subsidiary has material environmental assessments, reports, audits and other documents in its possession (to the extent not superseded by a subsequent assessment, report, audit or other document, as applicable) relating to any real property currently owned, leased or operated by the Company or Company Subsidiary or any real property that relates to the Company Assets, or any other such assessments, reports, audits and other documents which, to the knowledge of the Company, are in its possession that relate to the current or past environmental condition of any real property currently owned, leased or operated by the Company or Company Subsidiary or any real property that relates to the Company Assets that has not previously been included in the Data Room.

(48)	Employees.

(a)	All written contracts in relation to Company Employees have been disclosed to the Purchaser. No such employee has indicated to the Company or Company Subsidiary that he or she intends to resign, retire or terminate his or her engagement with the Company or Company Subsidiary as a result of the transactions contemplated by this Agreement or otherwise.

(b)	The Company and/or the Company Subsidiary, as applicable, is in material compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, employment standards, labour, human rights, privacy, workers’ compensation and occupational health and safety, and there are no material outstanding claims, complaints, investigations or orders under any such Law and to the knowledge of the Company there is no basis for such claim.

(c)	All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days, termination and severance pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company.

(d)	Except as disclosed in Section C(48)(d) of the Company Disclosure Letter, no Company Employee has any agreement in relation to any employee’s termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments or agreements with current or former Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or Company Subsidiary.

(e)	There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor the Company Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or Company Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may materially adversely affect the accident cost experience of the Company or Company Subsidiary.

(f)	There are no material charges pending with respect to the Company or Company Subsidiary under applicable occupational health and safety legislation (“OHSL”). The Company and Company Subsidiary have complied in all material respects with the terms and conditions of OHSL, as well as any orders issued under OHSL and there are no appeals of any material orders under OHSL currently outstanding.

(49)	Collective Agreements.

(a)	Neither the Company nor the Company Subsidiary is a party to any Collective Agreement, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Company Employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any aspect of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights of any employees.

(b)	There is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or threatened against the Company or Company Subsidiary.

(c)	Neither the Company nor the Company Subsidiary has engaged in any unfair labour practice and no material unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened, against the Company or the Company Subsidiary.

(50)	Employee Plans.

(a)	Section C(50)(a) of the Company Disclosure Letter lists all material Employee Plans. The Company has disclosed true, correct and complete copies of all such material Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons. No set of facts exist and no changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser. No commitments to improve or otherwise amend any material Employee Plan have been made.

(b)	Each material Employee Plan is and has been established, registered, qualified, funded and, in all material respects, administered in accordance with Law and in accordance with their terms. No fact or circumstance exists which could adversely affect the registered status of any such material Employee Plan. Neither the Company nor the Company Subsidiary has breached any fiduciary obligation with respect to the administration or investment of any material Employee Plan.

(c)	All contributions, premiums or taxes required to be made or paid by the Company or Company Subsidiary under the terms of each material Employee Plan or by Law have been made in a timely fashion.

(d)	No material Employee Plan is subject to any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any material Employee Plan required to be registered or qualified.

(51)	Taxes.

(a)	Other than as set forth in Section C(51)(a) of the Company Disclosure Letter, the Company and Company Subsidiary have duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	The Company and Company Subsidiary have paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company. The Company has provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of the Company for any Taxes of the Company or Company Subsidiary for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)	Except as disclosed in Section C(51)(c) of the Company Disclosure Letter, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or Company Subsidiary and neither the Company nor the Company Subsidiary is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company, Company Subsidiary or any of their respective assets.

(d)	No claim has been made by any Government Entity in a jurisdiction where the Company or Company Subsidiary does not file Tax Returns that either of them is or may be subject to material Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or Company Subsidiary.

(f)	The Company or Company Subsidiary has withheld or collected all material amounts required to be withheld or collected by them on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending. For greater certainty, no Protective Waiver allows the relevant Governmental Entity to assess or reassess additional Tax in respect of the taxation year to which the Protective Waiver relates.

(h)	The Company has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)	Neither the Company nor the Company Subsidiary has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)	The tax attributes of the assets of the Company and the Company Subsidiary are accurately reflected in the Tax Returns of the Company and the Company Subsidiary and have not materially and adversely changed since the date of such Tax Returns, except to the extent that such attributes have been used in the Ordinary Course.

(k)	There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company. The Company has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company for any period ending after the Effective Time.

(l)	The Company is not a non-resident of Canada within the meaning of the Tax Act.

(52)	Tax Pools. As of November 30, 2013, the Company had available for deduction against future taxable income, the tax pools disclosed in the Company Disclosure Letter and since November 30, 2013, the Company has not taken any action or entered into any transaction outside of the Ordinary Course that would have the effect of reducing such amounts.

(53)	Flow-Through Obligations. The Company does not have any obligations to incur or renounce to investors any Canadian exploration expense or Canadian development expense, each as defined under the Tax Act, pursuant to any flow-through share agreement of which the Company or any of its predecessors is a party

(54)	Confidentiality Agreements. All agreements entered into by the Company with Persons other than the Purchaser regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal contain customary provisions, including standstill provisions, which do not provide for any waiver or release thereof other than with the consent of the Company and the Company has not waived, released or amended the standstill or other provisions of any such agreements. The Company has not negotiated or engaged in any discussions with respect to any such proposal with any Person who has not entered into such a confidentiality agreement.

(55)	Opinion of Financial Advisor. The Board has received an oral fairness opinion of the Financial Advisor that, as of the date of this Agreement, the Consideration to be received by the Common Shareholders is fair, from a financial point of view, to such holders.

(56)	Brokers. Other than as set forth in Section C(56) of the Company Disclosure Letter, except for the engagement letters between the Company and the Financial Advisor and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or is entitled to any fee, commission or other payment from the Company in connection with this Agreement or any other transaction contemplated by this Agreement. A true and complete copy of the engagement letters between the Company and the Financial Advisor have been provided to Borden Ladner Gervais LLP and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Financial Advisor.

(57)	Board Approval.

(a)	As of the date hereof, the Board, after consultation with its legal advisors and the Financial Advisor, has unanimously: (i) determined that the Consideration to be received by the Common Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Common Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(b)	Each of the directors and officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Company Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

(58)	Disclosures. To the knowledge of the Company, the Company has not withheld from the Purchaser any material information or documents concerning the Company Assets or liabilities of the Company or the Company Subsidiary during the course of the Purchaser’s review of the Company, the Company Subsidiary and the Company Assets.

(59)	Money Laundering. The operations of the Company and Company Subsidiary are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or Company Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(60)	Anti-Corruption. Neither the Company, the Company Subsidiary nor to the knowledge of the Company, any of their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, or the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(61)	No U.S. Assets or Revenues. Neither the Company nor the Company subsidiary has assets in, or gross revenues from, sales in or into the United States.

(62)	Place of Principal Offices. The Company is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(63)	Location of Assets and U.S. Sales. All of the Company Assets are located outside the United States and the Company did not make sales in or into the United States exceeding US$68.2 million during the Company’s most recent completed fiscal year.

(64)	Investment Company. The Company is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(65)	Competition Act. The Company has no affiliates in Canada as that term is defined in the Competition Act, and does not have assets in Canada that exceed (CDN) $82 million or gross revenues from sales in or from Canada that exceed (CDN) $82 million, as calculated in accordance with Part IX of the Competition Act.

(66)	Investment Canada Act. The Company has no assets in Canada that exceed (CDN) $354 million calculated in accordance with the Investment Canada Act.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)	Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the BCBCA, if any; (iv) approvals from the Toronto Stock Exchange and the NYSE-MKT Exchange in accordance with their respective rules; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(5)	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or

(b)	assuming compliance with the matters referred to in Section (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser or any of its properties or assets except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6)	Purchaser Shares. The Purchaser Shares to be issued under the terms of the Arrangement and Purchaser Option Shares to be issued under Section 2.10 have been duly authorized and reserved for issuance and, upon issuance, will be issued as fully paid and non-assessable shares in the capital of the Purchaser. Such shares will, upon their issuance, be listed and posted for trading on both the Toronto Stock Exchange and the NYSE-MKT Exchange.

D-1

(7)	Securities Law Matters. The Purchaser is a “reporting issuer” under Canadian Securities Laws in each of the provinces of British Columbia, Alberta and Ontario. The Purchaser Shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE-MKT Exchange. The Purchaser is not subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdictions other than Canada and the United States. The Purchaser is not in default of any material requirements of any Securities Laws or the rules and regulations of the Toronto Stock Exchange or NYSE-MKT Exchange. The Purchaser has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Purchaser has timely filed or furnished with any Securities Authority or the SEC all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws or equivalent securities laws of the United States or furnished by the Purchaser with the appropriate Securities Authority or SEC since December 31, 2012. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority or the SEC. There are no outstanding or unresolved comments in comments letters from any Securities Authority or the SEC with respect to any of the Purchaser Filings and neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the SEC.

(8)	Capitalization. The authorized capital of the Purchaser consists of 100,000,000 common shares with a par value of USD$0.10 each. As of the close of business on the date of this Agreement, there were 37,483,306 common shares issued and outstanding. All outstanding common shares have been duly authorized and validly issued, are fully paid and non-assessable. There are currently no outstanding options to acquire common shares under the terms of the Purchaser’s 2006 Option Plan. No common shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(9)	Financial Statements. The Purchaser’s audited financial statements as at and for the fiscal years ended December 31, 2013 and 2012 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited interim financial statements as at and for the three and six months ended June 30, 2014 (including any of the notes or schedules thereto and related management’s discussion and analysis) included in the Company Filings: (i) were prepared in accordance with GAAP; and (ii) fairly present in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), financial position, results of operations or financial performance and cash flows of the Company as of their respective dates and the financial position, results of operations or financial performance and cash flows of the Company for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section (9). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Purchaser with unconsolidated entities or other Persons.

D-2

(10)	Auditors. The auditors of the Purchaser are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

(11)	No Undisclosed Liabilities. There are no material liabilities or obligations of the Purchaser of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited financial statements of the Purchaser as at and for the fiscal years ended December 31, 2013 and 2012 (including any notes or schedules thereto and related management’s discussions and analysis); (ii) incurred in the ordinary course of business since December 31, 2013; or (iii) incurred in connection with this Agreement.

(12)	Compliance with Laws. The Purchaser is, and since January 1, 2013 has been, in compliance in all material respects with Law and the Purchaser is not, to the knowledge of the Purchaser, under any investigation with respect to, has been charged or to the knowledge of the Purchaser threatened to be charged with, or has received notice of, any violation or potential violation of any Law.

(13)	Notice of Proceedings. No action, investigation or proceeding is, to the knowledge of the Purchaser, pending in respect of or regarding any material Authorization held by the Purchaser or any of its subsidiaries and the Purchaser has not received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(14)	Material Contracts.

(a)	The Purchaser does not know of, nor has it received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of the Purchaser, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any Purchaser Material Contract by any other party to a Purchaser Material Contract.

(b)	Neither the Purchaser nor any of the Purchaser’s subsidiaries has received any notice (whether written or oral), that any party to a Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser or subsidiary and, to the knowledge of the Purchaser, no such action has been threatened.

(15)	Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser threatened, against the Purchaser by or before any Governmental Entity nor is the Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate: (a) is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby; or (b) would otherwise have a Purchaser Material Adverse Effect.

(16)	Investment Canada Act. The Purchaser is a WTO Investor.

D-3